Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2016	2015
Earnings
Income from continuing operations before income tax expense	$2,622	$2,217
Add
Equity losses (earnings) of affiliates	6	(47)
Cash distributions received from affiliates	184	219
Fixed charges, excluding capitalized interest	638	633
Amortization of capitalized interest	15	13

Total earnings available for fixed charges	$3,465	$3,035

Fixed charges
Interest on debt and finance lease charges	$599	$593
Capitalized interest	9	9
Interest element on rental expense	39	40

Total fixed charges	$647	$642

Ratio of earnings to fixed charges	5.4	4.7